UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*  **

21Vianet Group, Inc.
(Name of Issuer)

American Depositary Shares, each representing six Class A Ordinary Shares, par value US$0.00001 per share
(Title of Class of Securities)

90138A103
(CUSIP Number)

November 25, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[X]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This Amendment No. 1 is the Final and Terminating Amendment.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90138A103	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Pendragon Securities Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,220,583 American Depositary Shares (1)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,220,583 American Depositary Shares (1)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,220,583 American Depositary Shares *
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.7% of the total ordinary shares** or 4.7% of the Class A Ordinary Shares***
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)
Shared with the other Reporting Persons (defined below) solely by virtue of the fact that Pendragon Securities Limited ("PSL"), the holder of these shares, is a direct wholly owned subsidiary of Legatum Capital Limited ("LCL"), and an indirect wholly owned subsidiary of each other Reporting Person.

*	Each American Depositary Share ("ADS") represents six Class A Ordinary Shares, par value US$0.00001 per share.

**
Based on 357.7 million ordinary shares outstanding as of September 30, 2013 as reported by the issuer in its report on Form 6-K for the month of November 2013 filed on November 26, 2013 (the "November 6-K"). Each Class B Ordinary Share, par value US$0.00001 per share, is convertible into one Class A Ordinary Share at any time by the holder thereof.

***
Based on 282,959,863 Class A Ordinary Shares outstanding as of December 31, 2012 as reported by the issuer in its annual report on Form 20-F for the fiscal year ended December 31, 2012 (the "Form 20-F").

CUSIP No. 90138A103	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Legatum Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,220,583 American Depositary Shares (1)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,220,583 American Depositary Shares (1)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,220,583 American Depositary Shares *
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.7% of the total ordinary shares** or 4.7% of the Class A Ordinary Shares***
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)
Shared with the other Reporting Persons (defined below) solely by virtue of the fact that PSL, the holder of these shares, is a direct wholly owned subsidiary of LCL, and an indirect wholly owned subsidiary of each other Reporting Person.

*	Each ADS represents six Class A Ordinary Shares, par value US$0.00001 per share.

**
Based on 357.7 million ordinary shares outstanding as of September 30, 2013 as reported by the issuer in the November 6-K. Each Class B Ordinary Share, par value US$0.00001 per share, is convertible into one Class A Ordinary Share at any time by the holder thereof.

***	Based on 282,959,863 Class A Ordinary Shares outstanding as of December 31, 2012 as reported by the issuer in its Form 20-F.

CUSIP No. 90138A103	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Legatum Global Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,220,583 American Depositary Shares (1)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,220,583 American Depositary Shares (1)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,220,583 American Depositary Shares *
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.7% of the total ordinary shares** or 4.7% of the Class A Ordinary Shares***
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)
Shared with the other Reporting Persons (defined below) solely by virtue of the fact that PSL, the holder of these shares, is a direct wholly owned subsidiary of LCL, and an indirect wholly owned subsidiary of each other Reporting Person.

*	Each ADS represents six Class A Ordinary Shares, par value US$0.00001 per share.

**
Based on 357.7 million ordinary shares outstanding as of September 30, 2013 as reported by the issuer in the November 6-K. Each Class B Ordinary Share, par value US$0.00001 per share, is convertible into one Class A Ordinary Share at any time by the holder thereof.

***	Based on 282,959,863 Class A Ordinary Shares outstanding as of December 31, 2012 as reported by the issuer in its Form 20-F.

CUSIP No. 90138A103	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON Senate Limited, acting on behalf of that certain trust formed under the laws of the Cayman Islands as of 1 July 1996
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,220,583 American Depositary Shares (1)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,220,583 American Depositary Shares (1)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,220,583 American Depositary Shares *
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.7% of the total ordinary shares** or 4.7% of the Class A Ordinary Shares***
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)
Shared with the other Reporting Persons (defined below) solely by virtue of the fact that PSL, the holder of these shares, is a direct wholly owned subsidiary of LCL, and an indirect wholly owned subsidiary of each other Reporting Person.

*	Each ADS represents six Class A Ordinary Shares, par value US$0.00001 per share.

**
Based on 357.7 million ordinary shares outstanding as of September 30, 2013 as reported by the issuer in the November 6-K. Each Class B Ordinary Share, par value US$0.00001 per share, is convertible into one Class A Ordinary Share at any time by the holder thereof.

***	Based on 282,959,863 Class A Ordinary Shares outstanding as of December 31, 2012 as reported by the issuer in its Form 20-F.

Page 6 of 9 Pages

Item 1.
(a)	Name of Issuer:

21Vianet Group, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

M5 1 Jiuxianqiao East Road, Chaoyang District, Beijing 100016, People’s Republic of China

Item 2.

(a)	Name of Person Filing:

(i) Pendragon Securities Limited

(ii) Legatum Capital Limited

(iii) Legatum Global Holdings Limited

(iv) Senate Limited, acting on behalf of that certain trust formed under the laws of the Cayman Islands as of 1 July 1996

Each of the entities (i) through (iv) above is a "Reporting Person" and collectively, the "Reporting Persons."

(b)	Address of Principal Business Office, or if none, Residence:

For each of Reporting Persons (i)-(iv): Level 3, Legatum Plaza, PO Box 506625, DIFC, Dubai, UAE

(c)	Citizenship:

For each of Reporting Persons (i)-(iii): British Virgin Islands For Reporting Person (iv): The Cayman Islands

(d)	Title of Class of Securities:

American Depositary Shares, each representing six Class A Ordinary Shares, par value US$0.00001 per share

(e)	CUSIP Number:

90138A103

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a(n):

Not applicable.

(a)	[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

Page 7 of 9 Pages

(e)	[ ] Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	[ ] Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	[ ] Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	[ ] Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ] A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)	[ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

Item 4. Ownership

(a)	Amount beneficially owned: 2,220,583 American Depositary Shares (1)*

(b)	Percent of class: 3.7% of the total ordinary shares** or 4.7% of the Class A Ordinary Shares***

(c)	Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 2,220,583 American Depositary Shares (1)*

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 2,220,583 American Depositary Shares (1)*

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☒
FINAL - 3.7% of the total ordinary shares** or 4.7% of the Class A Ordinary Shares***

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 9 Pages

(1)
Shared with the other Reporting Persons (defined above) solely by virtue of the fact that PSL, the holder of these shares, is a direct wholly owned subsidiary of LCL, and an indirect wholly owned subsidiary of each other Reporting Person.

*	Each ADS represents six Class A Ordinary Shares, par value US$0.00001 per share.

**
Based on 357.7 million ordinary shares outstanding as of September 30, 2013 as reported by the issuer in the November 6-K. Each Class B Ordinary Share, par value US$0.00001 per share, is convertible into one Class A Ordinary Share at any time by the holder thereof.

***	Based on 282,959,863 Class A Ordinary Shares outstanding as of December 31, 2012 as reported by the issuer in its Form 20-F.

Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2013	PENDRAGON SECURITIES LIMITED

	By:	/s/ Mark Stoleson
Mark Stoleson

Director

Dated: December 9, 2013	LEGATUM CAPITAL LIMITED

	By:	/s/ Mark Stoleson
Mark Stoleson

Director

Dated: December 9, 2013	LEGATUM GLOBAL HOLDINGS LIMITED

	By:	/s/ Mark Stoleson
Mark Stoleson

Director

Dated: December 9, 2013	SENATE LIMITED, ACTING ON BEHALF OF THAT CERTAIN TRUST FORMED UNDER THE LAWS OF THE CAYMAN ISLANDS AS OF 1 JULY 1996

	By:	/s/ Mark Stoleson
Mark Stoleson

Director